Quality Distribution, LLC

QD Capital Corporation

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

June 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Dana Brown

Re:	Quality Distribution, LLC
QD Capital Corporation
Form S-4 and Amended Form S-4
Filed April 15, 2011 and May 24, 2011
File No. 333-173556

Dear Ladies and Gentlemen:

Quality Distribution, LLC (“QD LLC”) and QD Capital Corporation (collectively, with QD LLC, the “Issuers”), together with Quality Distribution, Inc. (“QDI” and together, on a consolidated basis with its direct and indirect subsidiaries, the “Company”) and the other registrants under the Registration Statement on Form S-4 and Amendment No. 1 to the Registration Statement on Form S-4 filed on April 15, 2011, and May 24, 2011, respectively, have filed via EDGAR today their responses to the comments of the Staff contained in letters dated May 2, 2011, and June 6, 2011, relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letters and immediately below each comment is our response with respect thereto.

May 2, 2011 Comment Letter

General

1.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

On May 24, 2011, we provided a supplemental letter stating that we are registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital, Morgan Stanley, and Shearman & Sterling no-action letters, and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

June 6, 2011 Comment Letter

Exhibit 5.1

1.	We note the statement in the second to last paragraph on the second page that the law governed by this opinion is limited to, in part, “the Delaware Limited Company Act and the Delaware General Corporation Law.” Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws.

Provided supplementally with this letter is a letter from our counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP, providing the requested confirmation.

Exhibit 5.4

2.	Please delete the assumptions under the heading (ii) on page two. Whether the resolutions, etc., are still in effect is a matter of fact. Counsel may rely on an officer’s certificate or its own investigation. It is not entitled to assume these facts.

The legal opinion filed on the date hereof as Exhibit 5.4 to Amendment No. 2 to the Registration Statement has been revised to delete the assumptions under the heading (ii) on page two.

3.	Please refer to the first sentence in paragraph 5.1. Please remove the reference to matters governed by laws “as currently in effect,” or please confirm that you will refile the opinion on the date of effectiveness.

The legal opinion filed on the date hereof as Exhibit 5.4 to Amendment No. 2 to the Registration Statement has been revised to remove the reference to matters governed by laws “as currently in effect” in paragraph 5.1.

4.	Please delete the reference to “solely for your benefit” in paragraph 5.6. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not appropriate.

The legal opinion filed on the date hereof as Exhibit 5.4 to Amendment No. 2 to the Registration Statement has been revised to delete the reference to “solely for your benefit” in paragraph 5.6.

We believe the foregoing provides a complete response to the Staff’s May 2, 2011, and June 6, 2011 letters. We greatly appreciate your prompt review of and assistance with this response.

Very truly yours,

/s/ Jonathan C. Gold

Jonathan C. Gold
Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

cc:	Max A. Webb, Securities and Exchange Commission
Sonia Bednarowski, Securities and Exchange Commission
Jeff Gilbert, PricewaterhouseCoopers LLP
William E. Turner II, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 West Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone     (312) 984-3100

Facsimile     (312) 984-3150

June 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Dana Brown

Re:	Quality Distribution LLC
QD Capital Corporation
Amended Form S-4
Filed May 24, 2011
File No. 333-173556

Dear Mr. Brown:

In response to Comment 1 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing, as set forth in your letter dated June 6, 2011, Barack Ferrazzano Kirschbaum & Nagelberg LLP, as counsel to the registrants, hereby confirms that the reference to the Delaware Limited Liability Company Act and the Delaware General Corporation Law in our opinion (Exhibit 5.1) includes, and our opinion therefore opines upon, all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory interpreting those laws.

Very truly yours,

/s/ Barack Ferrazzano Kirschbaum & Nagelberg LLP